

# CLOUD DX
## *2019 Report*

# *Dear investors,*

Pandemic Response
Cloud DX has been recognized as a key contributor to the fight against COVID-19. New customers include VitalAire (a division of Air Liquide), eight Canadian hospitals, a Canadian Provincial health authority, as well as medical clinics in New Jersey, Tennessee & New York. In order to fulfill the rapid increase in new orders due to COVID-19, we have stepped up purchasing of Connected Health Kit devices: we've ordered 1,200 new Acer tablets, 400+ Samsung tablets, 2,000 oximeters, 2,000 thermometers and 1,000 weight scales. Cloud DX has been awarded the following non-dilutive grants related to COVID-19 response: ~$1.9 million from Canadian government agencies; ~$15,000 from the Roche Diagnostics COVID challenge and $12,895 from the Payroll Protection Program (SBA forgivable loan).

Proposal to merge with a Canadian public company
The Board of Directors of Cloud DX has approved the execution of a non-binding Letter of Intent (LOI) to negotiate a transaction to combine the company with Roosevelt Capital Inc, which is listed on the Toronto Venture Exchange. This type of transaction is sometimes called a "reverse takeover" or "RTO", and if completed, will result in Cloud DX becoming a publicly listed company, likely with both Canadian and US subsidiaries. There are a number of compelling reasons for Cloud DX to take this step, including but not limited to access to new and larger sources of growth capital. A definitive transaction agreement is expected to be negotiated between now and July 2020, and will be subject to approval by the Cloud DX Board of Directors and shareholders owning >60% of issued and outstanding common shares of the Company.

### We need your help!

Cloud DX has implemented new services designed to help patients remain safe and receive care even in isolation. If our investors are concerned about themselves or their loved ones during this COVID pandemic, you should mention to your healthcare provider that advanced, automated monitoring for COVID-19 symptoms is available from Cloud DX. Learn more at https://clouddx.com/covid-19/action/

## *Sincerely,*

Robert Kaul
Founder & CEO

## Our Mission

In addition to making cool new medical devices, we're a data science company. Our scientists are clinically validating machine learning algorithms to analyze signals from our consumer-friendly Vitaliti™ wearable to improve healthcare outcomes. Companies that offer unique ways to collect and measure clinically accurate data have seen recent valuations of ~$200M to ~$750M or more. In <5 years we imagine that a >10x exit from here is possible (although we can't guarantee it).

See our full profile

## How did we do this year?

Report Card

**B+**

### The Good

- Our revenues increased by 700% from 2018 to 2019
- We were awarded ~$300,000 in grant funding for our new products.
- Our newest products, Pulsewave 2 and the Vitaliti wearable, moved much closer to production

### The Bad

- Sales in the United States increased more slowly than expected (pre-COVID)
- Some US contracts ended, and were not renewed (although not because of competition - clients stopped doing RPM)
- While new reimbursement codes were implemented, it's taking longer than anticipated for customers to adapt to the new codes

## 2019 At a Glance

January 1 to December 31

| $996,674 +701% | -$3,300,045 | $390,220 [19%] |
| --- | --- | --- |
| Revenue | Net Loss | Short Term Debt |

| $3,040,832 | $200,000 |
| --- | --- |
| Raised in 2017 | Cash on Hand<br>As of 05/22/20 |

INCOME BALANCE NARRATIVE

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Cloud DX creates easy-to-use medical devices and mobile apps that help people get medical care at home. As of January 2019, our Connected Health solution became reimbursed by US Medicare, that means over 19 million US Medicare patients are now eligible to receive Remote Patient Monitoring at no cost, or with a small co-pay. We have won many awards for innovation, including Bold Epic Innovator in the Qualcomm Tricorder XPRIZE and we have received 100% patient satisfaction in 3rd party surveys.

In addition to making cool new medical devices, we're a data science company. Our scientists are clinically validating machine learning algorithms to analyze signals from our consumer-friendly Vitaliti™ wearable to improve healthcare outcomes. Companies that offer unique ways to collect and measure clinically accurate data have seen recent valuations of ~$200M to ~$750M or more. In <5 years we imagine that a >10x exit from here is possible (although we can't guarantee it).

**Milestones**

Cloud DX, Inc was incorporated in the State of Delaware in September 2014.

Since then, we have:

- Winner of Tricorder XPRIZE "Bold Epic Innovator" and Fast Company "World Changing Idea" 2018 among other awards
- We have raised over $13 million so far, without Venture Capital. We are financed by our customers!
- Our Connected Health kits include futuristic FDA-cleared devices and software that doctors give patients to remotely monitor their health. The upcoming Vitaliti wearable monitors your major vital signs in real time at hospital level accuracy, to improve recovery after surgery (among many other potential uses)
- Our sales are growing both in the USA and Canada, with projects starting in 2019 in Africa and the Middle East
- The Cloud DX Intellectual Property portfolio includes 9 patents or patents pending & is growing

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $996,674 compared to the year ended December 31, 2018, when the Company had revenues of $124,476. Our gross margin was 73.71% in fiscal year 2019, compared to 2.5% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,579,346, including $223,426 in cash and marketable securities. As of December 31, 2018, the Company had $1,550,060 in total assets, including $43,250 in cash.
- *Net Loss.* The Company has had net losses of $3,300,045 and net losses of $4,070,538 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,341,030 for the fiscal year ended December 31, 2019 and $47,714 for the fiscal year ended December 31, 2018.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $621,428 in debt, $5,482,500 in equity, and $7,685,828 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

### Runway & Short/Mid Term Expenses

Cloud DX, Inc cash in hand is $200,000, as of May 2020. Over the last three months, revenues have averaged approx. approx. $197,000/month, cost of goods sold has averaged approx. $98,000/month, and operational expenses have averaged approx. $243,000/month, for an average burn rate of $144,000 per month.

In March 2020 Cloud DX began to see an increase in contracts and orders due to the COVID pandemic. From March 15 to May 15, 2020 the company has signed ~15 new contracts valued at up to $1.7 million. Also the company has been awarded approximately $2 million in government grants for COVID-related projects primarily from Canadian government sources. In the United States the Company received a $12,895 Payroll Protection Plan (PPP) forgivable loan from the Small Business Administration.

The company expects that 'new contracts signed' will continue to grow throughout 2020 due to increases in demand for virtual care driven by the COVID pandemic. Revenue is expected in increase substantially due to these new contracts. Expenses are expected to increase as the company expands sales and marketing activities, funded in part by government grants. One grant for ~$1.3 million from the Canadian government will support the establishment of a manufacturing center in Ontario Canada, where the company will complete the assembly of newly introduced medical devices including the Pulsewave 2 blood pressure and breathing rate monitor.

The Company intends to raise up to $4 million in new Convertible Debt in 2020, from existing and new accredited investors.

**Net Margin: -331%** **Gross Margin: 74%** **Return on Assets: -209%** **Earnings per Share: -$2.03**

**Revenue per Employee: $24,917** **Cash to Assets: 14%** **Revenue to Receivables: 239%** **Debt Ratio: 110%**

Cloud_DX_Dec_31_2019_Internal_Financial_Statements__1__Wefunder.pdf

FS_-_Cloud_DX_ROAD_Dec_17_-_706975.pdf

# We ❤ Our 183 Investors

## Thank You For Believing In Us

Roger Hiltbrunner
Zarko Runko
Leonard Helbig
Derrick Bydume
Dan Ohlson
Doug Price
Cynthia Johnson
Sylvia Martin
Billy Womack
Richard Gutierrez
Gary Chestnut
George Mower
Jo Ann Zahra
Karl Etzel
Michael Teske
Josh Colenda
Martin Ivanov
Dex Richards
Cheryl Ririe
Joe George
Corazon A. Gregorie
Donald Dillon
Anika Kai Ware
Paula DiSante
Vernon L. Sanders
Steven Kramer
Suzanna Rush
David Rogers
Kenneth Brock
Balarama Nalluri
Peter Attia
David Carrillo
Amos Brown
Jack Sargent
Keith Guerin
Wilbert Hogan
Ryan Stellar
Ady Permana
Paul Varkey
Channa Obeyesekere
William Knott
Jeff Grimes
Jaren Pilling
William Jardine
John Mayer
Timothy Jones
Rod Sanford
Antony Lagana
Mark Cassingham
Kenneth DePaul
Josef Stastny
Sudheer K
Menuhin Lampe
Eneko Amezaga De Diego
John DeVore
Dr. Ala M Shaqra
Shane Hillard
Alok Upadhyaya
Baron Huntington
Paul Washington
Soufou Saechao
Stacy Fox
Bharat Raj Agrawal
Okwudili C Amaechi
Christopher Loren Jenks
James Fayson
Michael Gerlach
Douglas Gaasvig
Prashant Shukla
Jane Stuart
Lee Ann Brewer
Betty Lasbury
Liza Schejtman-Bach
David Iannelli
Robert Hempton
Veronica Celeste
Thomas HARDGE
Alexander Llano
Greg KENNEDY
Joel Palmtag
Tom Olofsson
Thomas Kiefer
Isaac Wiedmann
Antoine Tardif
James Quacinella
Peter Kelly
Denis Zanette
Jeanna Motmans
Jerome Baladad
Stephen William WALLS
Tavin Mogus
Sundara Manickam
Joseph Mollura
Tamara A. Smith
Robert Burmaster
S S Canady
Filipe Peerally
Joseph Hunter
Vandana Jain
Bruce D Armstrong, DVM
Vagner De Moraes Perez
Philip H. Hoff
Gertrude Denk
William H. Horner III
Donald V Stitz
Michael Riepen
Victor Thomas
Gregory Bell
Tracy Propst
Raymond Zialcita
Paul Aho
Robert Miller
Rachel Marie
Wilson Fermin
Suresh Goel
Morris Gelman
Karl Ruddock
Croix Thompson
Ram Bhattarai
Pauline D Baran
Daniel Lin
Michael Allen Hullett
Dee Bowden
Kenneth Roth
Mark Danak
Michael DeLaMater
Jason Bryant
Brian Janeshek
Vinicio Liquey
Rodrick Ellis Loud DDS
Gerald Roger
Shshank Karn
David Blankman
Sohaib Yassin
Gregory H Baker
Lyle Notice
Sandi Gilmer
Kevin Flanagan
Ehren Wells
Jon Edwin Albrecht
Kiranmayi Komati
Raj Thiyagarajan
Rainer Filthaut
Mahesh RAJU
Simon Skowronski
Nimesh Shah
Ryan Ashton
Carl Zhou
Linden Spurling
Prasad Alapati
Rita Chadbone
Dan O'Brien
Prakasan Kappoth
Carol Ging
Francisco Sauceda Jr
Justin Maretta Huntington
Basil Fraser
Joseph Lancaster
David Gillie
James Lee
Daniel Ely Rankin
Jorge A Mendoza Barajas
Atticus Li
Nadim Qureshi
Joseph CHRISTY
Danielle Thomas
Gretchen Simon
Muhamad Faizul Ramli
Manjunath Shivanna
Sudhir VENKATARAJ
Idris Mortley
Rajneesh Mehra
Brenda Loeffler
Thomas Panas
William Bogle
Ramsay Hoguet
Siva Yegnanarayanan
Linda Messina
Prodromos Lazarou
Caneita Creighton
Cyrus Bhansali
Justin Munnell
Nathan McKinney

# Thank You!

## From the Cloud DX Team



**Robert Kaul**
Founder & CEO



### Larry Steinberg

Executive VP, Business Development

*Larry is an expert in telemedicine and remote patient monitoring*



### Sonny Kohli, MD

Chief Medical Officer & Director

*Sonny is a Critical Care Physician & faculty at McMaster University*



### Anthony Kaul

Chief Operating Officer

*Anthony is Founder & President of Higher Bracket Online Media Inc, a Canadian career consulting firm*



### Michelle Middlemore

Chief Financial Officer

*Michelle has over 20 years of M&A and corporate finance experience, domestically & internationally*



### Sara Ross-Howe, BASc, MASc

Head of R&D

*Sara brings sixteen years of experience developing advanced technology solutions for consumers*



### David Widman, MD

Independent Director

*David practices at the Trillium Health Partners & the Canadian Center for Musculoskeletal Ultrasound*



### Dejan Kocetkov

Graphic Designer

*Print and web design as well as playing a key role in designing UI elements for mobile applications*



### Cara MacDonald

Senior Operations Manager

*Cara has over 10 years experience leading operations and customer service teams*

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Brad Miller | CEO of Advantec Global @ Advantec Global Inc | 2015 |
| Dr David Widman | Retired physician @ Retired | 2017 |
| Dr Sandeep (Sonny) Kohli | Physician @ Oakville Trafalgar Hospital | 2014 |
| Anthony Kaul | COO @ Cloud DX, Inc | 2014 |
| Robert Kaul | CEO @ Cloud DX, Inc | 2014 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Michele Middlemore | CFO | 2016 |
| Dr Sandeep (Sonny) Kohli | Chief Medical Officer | 2014 |
| Anthony Kaul | COO | 2014 |
| Robert Kaul | President CEO | 2014 |

### Voting Power

No one has over 20% voting power.

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 07/2015 | $127,000 | Common Stock | Regulation D, Rule 506(b) |
| 07/2016 | $2,000,000 | Common Stock | Regulation D, Rule 506(b) |
| 07/2017 | $1,000,000 | Common Stock | Regulation D, Rule 506(b) |
| 11/2018 | $914,000 | | Regulation D, Rule 506(b) |
| 03/2015 | $500,000 | Common Stock | Regulation D, Rule 506(b) |
| 01/2015 | $1,000,000 | Common Stock | Regulation D, Rule 506(b) |
| 05/2015 | $1,382,000 | Common Stock | Regulation D, Rule 506(b) |
| 04/2018 | $4,300,000 | | Regulation D, Rule 506(b) |
| 01/2019 | $252,000 | | Regulation D, Rule 506(b) |
| 12/2019 | $895,385 | Common Stock | Regulation D, Rule 506(b) |
| 09/2019 | $1,739,392 | | Regulation D, Rule 506(b) |

*The use of proceeds is to fund general operations.*

### Convertible Notes Outstanding

| ISSUED | AMOUNT | INTEREST | DISCOUNT | VALUATION CAP | MATURITY |
|---|---|---|---|---|---|
| 05/15/2015 | $1,382,000 | 5.0% | 20.0% | None | 05/15/2018 |
| 04/30/2018 | $4,300,000 | 5.0% | 25.0% | $50,000,000 | 06/30/2022 |
| 11/30/2018 | $914,000 | 6.0% | 25.0% | $90,000,000 | 07/15/2023 |
| 01/10/2019 | $252,000 | 8.0% | 25.0% | None | 06/30/2023 |
| 09/30/2019 | $1,739,392 | 9.0% | 0.0% | None | 06/30/2023 |

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT? |
|---|---|---|---|---|---|---|
| B&M Miller Equity Holdings Inc | 05/15/2015 | $521,428 | $496,970 | 5.0% | 03/31/2020 | Yes |
| B&M Miller Equity Inc | 12/31/2018 | $100,000 | $0 | 9.0% | 05/31/2019 | |

### Related Party Transactions

| | |
|---|---|
| Name | B&M Miller Equity Holdings Inc |
| Amount Invested | $100,000 |
| Transaction type | Loan |
| Issued | 01/01/2019 |
| Outstanding principal plus interest | $100,000 as of 01/2019 |
| Interest | 8.0 per annum |
| Maturity | 05/30/2019 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | Brad Miller is a Cloud DX board director |

*Related party loan.*

| | |
|---|---|
| Name | B&M Miller Equity Holdings Inc |
| Amount Invested | $521,428 |
| Transaction type | Loan |
| Issued | 05/15/2015 |
| Outstanding principal plus interest | $578,105 as of 11/2018 |
| Interest | 9.0 per annum |
| Maturity | 09/15/2019 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | Brad Miller is a director of Cloud DX |

*Related party.*

| | |
|---|---|
| Name | Tracy Gard |
| Amount Invested | $35,000 |
| Transaction type | Convertible Note |
| Issued | 10/15/2018 |
| Interest | 6.0 per annum |
| Discount rate | 25.0 |
| Maturity | 07/15/2023 |
| Valuation cap | $90,000,000 |
| Relationship | Dr Gard is spouse of CEO Robert Kaul |

*This is a convertible promissory note. It will automatically convert to common shares if the company completes an equity raise of over $5M or completes a liquidity event.*

| | |
|---|---|
| Name | ARK Ventures Inc. |
| Amount Invested | $11,000 |
| Transaction type | Convertible Note |
| Issued | 10/15/2018 |
| Interest | 6.0 per annum |
| Discount rate | 25.0 |
| Maturity | 07/15/2023 |
| Valuation cap | $90,000,000 |
| Relationship | ARK is owned by CEO Robert Kaul |

*This is a convertible promissory note. It will automatically convert to common shares if the company completes an equity raise of over $5M or completes a liquidity event.*

| | |
|---|---|
| Name | Dr Sandeep Kohli |
| Amount Invested | $20,000 |
| Transaction type | Convertible Note |
| Issued | 01/15/2019 |
| Interest | 9.0 per annum |
| Discount rate | 0.0 |
| Maturity | 06/30/2023 |
| Valuation cap | None |
| Relationship | Director and Officer |

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Common Stock | 10,000,000 | 1,627,925 | Yes |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 0 |
| Options: | 300,000 |

**Risks**

Equity Dilution: Whether Cloud DX can continue as a going concern will likely depend upon its ability to raise additional capital and ultimately reach profitability. Additional capital, beyond that raised in this Offering and otherwise by Cloud DX through its currently contemplated financing, will likely be required for Cloud DX to have the opportunity to reach profitability or an exit event. The acquisition of capital in further rounds of financing by Cloud DX may include the sale of additional equity which may dilute prior investors, including you, and could have a material adverse effect on your ownership position in Cloud DX.

Michele Middlemore is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

CLOUD DX, INC. (the "Company" or "Cloud DX") was founded in 2014 to develop and commercialize a set of technologies collectively called Cloud Diagnostics®. Cloud DX manufactures the FDA-cleared Pulsewave® blood pressure monitor, a virtual medical device that records a pulse wave signal from the wrist, uploads it to the cloud, and derives medically accurate biological readings that can be securely accessed from any browser. Our next-generation Vitaliti™ Platform is an advanced set of health monitors including a wearable device that continuously records movement, body position, ECG, oxygen saturation, core temperature, respiration & heart rate. In April 2017, the Vitaliti platform by Cloud DX was named the first-ever Bold Epic Innovator Award winner in the Qualcomm Tricorder XPRIZE, one of 3 winning submissions out of an original field of over 300. Given the early stages of the Company's development and other risks identified herein with respect to the Company (see "Risk Factors" below), any investment in Cloud DX is highly speculative, involves a high degree of risk and should be made only by persons who can afford the risk of loss of their entire investment. No assurances can be given that the Company will find future investors or other partners or be able to find a suitable exit opportunity or that you will ultimately realize any return on your investment in the Company.

Reliance on Novel Technologies: The investment intentions of Cloud DX presently include investments in innovative medical technologies. Therefore, Cloud DX's present and future abilities to continue as going concerns are based primarily on the ultimate market acceptance of such novel technologies. Even if Cloud DX receives U.S. Food and Drug Administration ("FDA") clearance for such novel technologies, such technologies will represent new devices and new methods of treatment. These devices and methods may not gain any significant degree of market acceptance among physicians, health care payers, or patients. Acceptance of these technologies will depend upon their continued safety and effectiveness, their relative performance, the rate and severity of complications related to the technologies compared to other market approved products, and their relative cost effectiveness compared to other treatment alternatives.

Dependence Upon on Intellectual Property: Cloud DX is engaged in business activities in fields in which intellectual property rights are asserted frequently and must be managed diligently. The ability of Cloud DX to compete effectively depends on success in protecting its proprietary technology, both in the U.S. and abroad. Aside from intellectual property that is formally registered, there can be no assurance that any of these rights are protectable, will be determined to be valid, or will be enforceable or effective to prevent others from developing competing products or methods. A successful challenge to the validity of these rights could have a material adverse effect on investment in Cloud DX. Uncertain ability to avoid claims of infringement of other parties' intellectual property rights may also have a material adverse effect on Cloud DX's ability to meet the standards set forth in its business plan. Any litigation in which Cloud DX becomes involved, either as a plaintiff or defendant, will be costly regardless of the merits of the case and Cloud DX may not have sufficient resources to withstand any such case, the result of which could have a material adverse effect on your investment, whether or not Cloud DX is successful in any such case.

Market Competition: Competitive developments could have a material adverse effect on the ability of Cloud DX to generate revenues and become profitable. The industries in which Cloud DX operates are constantly evolving and scientific advances are expected to continue at a rapid pace. This results in intense competition among companies operating in these industries. Other larger companies may have, or may be developing, products that compete with Cloud DX's technologies. This competition may significantly limit market acceptance of such technologies, or render them obsolete. Cloud DX's technical and/or business competitors, in the U.S. and abroad, are expected to include medical device firms, universities and charitable and government institutions. Numerous other companies funded by venture capital and private equity investors, have been and continue to vigorously pursuing products competitive with the Cloud DX products. Many of these competitors have significantly greater research and development capabilities than Cloud DX, as well as substantial marketing, financial, and managerial resources. Current and longterm competitive developments may have a material adverse effect on Cloud DX's business plans, results of operations, and financial condition. Products developed by these companies and others could supplant or render obsolete the Cloud DX products which could have a material adverse effect on your investment in Cloud DX.

Product Liability: Product liability claims could have a material adverse effect on Cloud DX's financial condition. In most jurisdictions, producers of medical products are strictly liable for personal injuries caused by their products. Accordingly, in the future, Cloud DX may be subject to claims for personal injuries arising out of the use of its products. Cloud DX has secured a recommended amount of liability insurance coverage; however, no assurance can be given that such insurance will be sufficient to protect the company from all potential damages arising from its products. In addition, there can be no assurance, regardless of the availability of product liability insurance, that Cloud DX will be adequately protected from the claims that may be brought against it. A successful, uninsured or underinsured product liability claim could have a material adverse effect on Cloud DX and your investment therein.

Regulatory Delays: A substantial delay or denial in the approval by the FDA or other negative regulatory processes or limitations on Cloud DX's abilities to test or market its products consistent with their intended uses, could result in a material adverse effect on Cloud DX's business plans, results of operations, and financial conditions, as well as your investment in Cloud DX.

Limited Ability to Liquidate: Investors in this offering will be limited in their ability to liquidate their investment in Cloud DX. There presently is no market, public or private, for securities of Cloud DX, and none is expected to develop in the foreseeable future. There can be no assurance that a trading market will ever develop or be maintained for these securities. Even if a public market does develop for Cloud DX, such securities may only be resold pursuant to an effective registration statement under federal and applicable state securities laws or exemptions therefrom. Cloud DX currently has no obligation to, and makes no representations that it ever will, register any of its securities. As a result, investors in this offering will be expected to bear the economic risk of an investment in Cloud DX for an indefinite time period.

An Investment in Cloud DX is a Long-Term Investment: The return of capital and the realization of gains, if any, from an investment in Cloud DX will occur only upon sale, licensing or other significant liquidity transaction, or the company obtaining meaningful profitability. It is not expected that any such transaction will occur until after the passage of a significant length of time. Prior to such time, there will be no current return on an investment in Cloud DX.

Key Personnel: Cloud DX's success depends, to a large degree, upon the efforts of the management of Cloud DX, the loss of whose services could have an adverse effect on your investment in Cloud DX. If Cloud DX loses the services of any of its officers or key employees, there can be no assurance that it would be able to employ qualified persons on acceptable terms to replace them.

Broad Discretion in Use of Proceeds; Application of Proceeds: Cloud DX, through its board of directors, will have broad discretion as to the application of amounts received from investors who purchase interests in this offering. Investors may not have the opportunity to investigate personally the relevant economic, financial and other information that will be used by management to determine the application of such proceeds or to select or monitor business opportunities.

Need for Additional Financing: Because of the costs associated with research and development, conducting clinical trials and pursuing regulatory approvals with the FDA, Cloud DX anticipates that it will continue to generate significant operating losses for the near future. Cloud DX will require additional financing to fund its operating losses and among other things, continue product development and testing, pursue regulatory approvals, develop sufficient marketing and distribution networks, create a sufficient network of trained doctors capable of using its products, purchase fixed assets and pay salaries and other operating expenses and expand manufacturing capabilities and create inventory. These costs are essential in order to continue the implementation of Cloud DX's business plans and to ultimately develop substantial market acceptance. Additional financing for Cloud DX may not be available to Cloud DX on satisfactory terms, or may not be available at all. Inability to receive such financing could have a material adverse effect on your investment in Cloud DX, as well as on Cloud DX's business plans, results of operations, and financial condition. Any such financings may also be on terms, including a price, more favorable than those offered to you in this offering.

Certain Products of Cloud DX are in the Research and Development Stage: All of the research to date on Cloud DX's potential Vitaliti™ products is in the early stages, with limited clinical data, and no assurances can be given that the preliminary data will ultimately be validated or lead to successful commercial products.

Significant Losses: Cloud DX does not expect to generate any profit for the near future and will continue to incur significant operating losses while it continues further research and development, pursues regulatory approvals and commercialization of its products and further implements its business plans. Cloud DX has an untested business model and inherently unknowable financial prospects that must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in evolving markets such as medical devices.

Cloud DX is an Early Stage Company: An investment in Cloud DX is risky because its business model and certain key development stage products are unproven and may never prove to be successful or generate any significant revenues or profits. Because of the early stage of Cloud DX's business, it is impossible to predict with any precision its future operating results.

The following factors should be carefully considered before purchasing any securities in this offering. The inclusion of certain risk factors in this business overview does not imply the absence of other risks inherent in an investment in Cloud DX.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Cloud DX, Inc

- Delaware Corporation
- Organized September 2014
- 40 employees

20 Jay Street
Brooklyn NY 11201

https://www.clouddx.com

## Business Description

Refer to the Cloud DX profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Cloud DX is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

# Say Hello

## Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

**About us**

Our Profile

Jobs

Press

Blog

Charter

**Investors**

Getting Started

Risks

Earning Returns

Funds

Get $1000

**Founders**

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

**Say Hello**

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

**wefunder.com/clouddx/reports/2019 is managed by Wefunder Inc.** *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our **Terms** & **Privacy Policy**. If investing, you accept our **Investor Agreement**. You may also view our **Privacy Notice**.*